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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



08029981

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

SEC FILE NUMBER
8-52013

FACING PAGE   FEB 29 2008

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC

REPORT FOR THE PERIOD BEGINNING ___01-01-07___ AND ENDING ___12-31-07___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Louis Capital Markets, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___500 Fifth Avenue, Suite 2010___
(No. and Street)

___New York___   ___New York___   ___10110___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___William C. Holub___   ___212-651-3167___
                                                               (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Deloitte & Touche LLP___
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 27 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

AFFIRMATION

I, William C. Holub, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Louis Capital Markets LP for the year ended December 31, 2007, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature _____ Date

Chief Financial Officer _____
Title

Notary Public _____

Deloitte。

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

INDEPENDENT AUDITORS' REPORT

To the Partners of
Louis Capital Markets, LP

We have audited the accompanying statement of financial condition of Louis Capital Markets, LP (the "Partnership") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Louis Capital Markets, LP at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic statement of financial condition, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Partnership's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

February 27, 2008

Member of
Deloitte Touche Tohmatsu

LOUIS CAPITAL MARKETS, LP

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
(Amounts in thousands)

ASSETS

CASH	$ 4,350
RECEIVABLE FROM CLEARING BROKER — Including clearing deposit of $1,000	1,622
COMMISSIONS RECEIVABLE	2,500
SECURITIES OWNED — At fair value	3
PROPERTY AND EQUIPMENT — Net	749
DUE FROM AFFILIATES	179
OTHER ASSETS	385
	$ 9,788

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Accounts payable and accrued expenses	$ 5,000
Due to affiliates	257
Capital lease obligations	209
Total liabilities	5,466
PARTNERS' CAPITAL	4,322
	$ 9,788

See notes to the statement of financial condition.

LOUIS CAPITAL MARKETS, LP

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
(AMOUNTS IN THOUSANDS)

1. NATURE OF OPERATIONS

Louis Capital Markets, LP (the "Partnership") is a limited partnership formed on May 13, 2003. The Partnership is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership is also a member of the National Futures Association (NFA) and an introducing broker registered with the Commodities Futures Trading Commission (CFTC). The Partnership commenced operations on December 31, 2003 when Louis Capital Markets, LLC contributed all of its net assets in exchange for its partners' interest in the Partnership.

The Partnership is engaged in retailing corporate equity securities over-the-counter and executing listed option trades on an agency and principal basis primarily to institutional investors. The Partnership also provides research to its institutional client base.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Partnership prepares its accounts under accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable — The Partnership carries commission receivables at cost less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its commission receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible at the discretion of management. There was no allowance of doubtful accounts at December 31, 2007.

Securities Owned — Securities owned which consist of shares of stock are carried at fair value with changes in fair value recognized in earnings each period.

Property and Equipment — Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization on a straight-line basis over the estimated useful life of assets as follows:

Asset Class

Computer equipment	3 years
Office equipment	5 years
Furniture and fixtures	5–7 years
Automobile	3 years
Leasehold improvements	Shorter of useful life or lease term

Revenue and Expense Recognition — Securities transactions and the related revenues and expenses are recorded on the trade date.

Income Taxes — No provision for income taxes has been included in these financial statements since taxable income or loss passes through to, and is reportable by, the partners individually. The Partnership is subject to New York City unincorporated tax.

3. PROPERTY AND EQUIPMENT

At December 31, 2007, property and equipment consisted of the following:

Computer equipment	$ 337
Office equipment	277
Furniture and fixtures	328
Automobile	26
Leasehold improvements	286
	1,254
Less accumulated depreciation and amortization	505
	$ 749

Included in office equipment, computer equipment, and furniture and fixtures at December 31, 2007 is $413 relating to assets recorded under capital leases. Included in accumulated depreciation and amortization at December 31, 2007 is $210 of accumulated amortization relating to assets recorded under capital leases.

4. NET CAPITAL REQUIREMENTS

The Partnership is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the CFTC's minimum financial requirements which require that the Partnership maintain net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45 or the amount of net capital required by the SEC Rule 15c3-1. At December 31, 2007, the Partnership's net capital was approximately $2,240 which was approximately $1,943 in excess of its minimum requirement of approximately $297.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the net capital computation pursuant to an agreement between the Partnership and the clearing broker which requires, among other things, the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3 under the 1934 Act.

5. EXEMPTION FROM RULE 15C3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. DUE TO AFFILIATE

In 2004, the Partnership entered into a Foreign Correspondent Agreement with an affiliate located in London, England. It incurred approximately $4.7 million in fees related to this agreement. Such fees are recorded in foreign correspondence fees in the Statement of Operations. The Partnership also introduced business with the same affiliate of approximately $740. In connection with settling the intercompany account regularly with the affiliate, the Partnership paid to the affiliate $4.7 million to its affiliate in 2007. As of December 31, 2007, the Partnership had a receivable of approximately $26 from its affiliate.

In 2007, the Partnership entered into a Foreign Correspondent Agreement with an affiliate located in Hong Kong, Japan. It incurred approximately $100 in fees related to this agreement. Such fees are recorded in foreign correspondence fees in the Statement of Operations. The Partnership also introduced business with the same affiliate of approximately $69. As of December 31, 2007, the Partnership owed approximately $31 to its affiliate.

The Partnership has paid certain expenses on behalf of its parent company, LCM Group Holdings LP for legal services. The Partnership had a receivable of approximately $153 from its affiliate at December 31, 2007.

In 2007, the Partnership entered into an Administrative Service Agreement with another affiliate whereby it provides administrative support and use of office space and equipment in exchange for a fee. The Partnership billed approximately $75 to its affiliate under such agreement and the affiliate advanced funds to the Partnership of $235 in December 2007 and therefore the Partnership owed approximately $226 to its affiliate at December 31, 2007.

7. CONCENTRATION OF RISK

Off-Balance Sheet Risk — Pursuant to its clearance agreement, the Partnership introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Partnership has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing broker monitor collateral on the securities transactions introduced by the Partnership. In addition, the receivables from the clearing broker are pursuant to this clearance agreement and the Partnership must maintain at least $1 million in cash and securities at all times with the clearing broker.

In the normal course of business, the Partnership's customer activities involve the execution and settlement of securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk — The Partnership maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100 per institution. The General Partner regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

8. PROFIT SHARING PLAN

In December 2005, the Partnership initiated a Profit Sharing Plan covering all employees with certain eligibility requirements. The Partnership deposits three percent of each employee's earnings up to the maximum pension contribution allowed by the Internal Revenue Service in that year. Contributions vest based upon the requirements as set forth in the Profit Sharing Plan and are deposited in the employee's 401(k) plan. The Partnership made a matching contribution of approximately $143 for the year ended December 31, 2007.

9. COMMITMENT AND CONTINGENCIES

Operating Lease — In December 2005, the Partnership moved to a new office space and entered into a new lease agreement that expires in February 2013. In accordance with SFAS No. 13, "Accounting for Leases", rent is charged to operations by amortizing minimum lease over the term of the lease using the straight-line method. Rent expense for the year ended

December 31, 2007 was approximately $375, including the costs of electricity. Future approximate minimum lease payments at December 31, 2007 are as follows:

**Year Ending
December 31**

2008	$ 309
2009	317
2010	325
2011	333
2012	341
Thereafter	58
	$ 1,683

Capital Leases — Future minimum lease payments at December 31, 2007, under agreements classified as capital leases in excess of one year, are approximately as follows:

**Year Ending
December 31**

2008	$ 101
2009	70
2010	58
2011	4
	233
Less amount representing interest	24
Present value of net minimum lease payments	$ 209

Required Tax Distributions — As required by the limited partnership agreement, the Partnership is required to make a tax distribution in an amount no less than an amount determined by multiplying the net income of the Partnership by the highest combined applicable individual federal, state and local tax rates. For the year ended December 31, 2007 this amount approximates $2.8 million. Amounts paid during the year were made in accordance with this requirement.

10. **SUBSEQUENT EVENT**

On January 17, 2008 the Partnership made a capital distribution of $1 million.

* * * * * *

LOUIS CAPITAL MARKETS, LP

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE
COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION
DECEMBER 31, 2007
(Amounts in thousands)

NET CAPITAL:	
Partners' capital	$4,322
Less nonallowable assets:	
Commissions receivable	1,694
Property and equipment — net	749
Due from affiliate	179
Other assets	385
	3,007
Net capital before haircuts	1,315
ADDBACK — Discretionary bonuses	1,008
HAIRCUTS — Foreign currency and other securities	83
NET CAPITAL	$2,240
AGGREGATE INDEBTEDNESS	$4,458
COMPUTED MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)	$ 297
MINIMUM NET CAPITAL REQUIRED (Under SEC Rule 15c3-1 and under CFTC Regulation 1.17)	$ 100
EXCESS NET CAPITAL (Under SEC Rule 15c3-1 and under CFTC Regulation 1.17)	$1,943
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$4,458
	2,240
	199 %

LOUIS CAPITAL MARKETS, LP

**SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2)
UNDER THE COMMODITY EXCHANGE ACT AND SCHEDULE OF SECURED AMOUNTS AND FUNDS
HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTION CUSTOMERS
PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT
DECEMBER 31, 2007**

As Louis Capital Markets, LP does not carry customer accounts for trading on U.S. Commodity
Exchanges or Foreign Commodity Exchanges, Louis Capital Markets, LP neither computes
nor segregates funds pursuant to section 4d(2) or Regulation 30.7 under the Commodity Exchange Act.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

To The Partners of
Louis Capital Markets, LP

In planning and performing our audit of the financial statements of Louis Capital Markets, LP (the "Partnership") as of and for the year ended December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the CFTC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not review the practices and procedures followed by the Partnership in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations or in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether

those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2008

END

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